3-6-02

807198
1-10378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 6, 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Aventis

Press Release

Your Contact:
Carsten Tilger
Head of Media Relations
Tel.: + 33 (0) 388 99 1114
Carsten.Tilger@aventis.com

Michel Bourgeois
Corporate Communications
Tel.: + 33 (0)3 8899 1134
Michel.Bourgeois@aventis.com

March 4, 2002

Aventis Management Board to propose changes at a Supervisory Board meeting on March 6, 2002

Strasbourg, France - After the successful completion of the merger, the Management Board of Aventis will propose to the Supervisory Board of Aventis - at a meeting to be held on March 6, 2002 - a new composition of the Supervisory Board and Management Board to fully reflect the focus of Aventis as a pure pharmaceutical company:

Jürgen Dormann, currently Chairman of the Management Board, and Jean-René Fourtou, currently Vice-Chairman of the Management Board, should become members of the Supervisory Board of Aventis. This may then result in resolutions to be voted on by the shareholders at the Annual General Meeting on May 14, 2002. It will also be proposed that Jürgen Dormann should become Chairman of the Supervisory Board and Jean-René Fourtou Vice-Chairman of the Supervisory Board.

"After we have successfully completed the integration process at Aventis and implemented the concentration on the pharmaceuticals business, we feel it is the right time for us to join the Supervisory Board of Aventis, while strengthening the management of Aventis with additional pharmaceutical executives", said Jürgen Dormann, Chairman of the Management Board, and Jean-René Fourtou, Vice-Chairman, in a combined statement.

Aventis

On March 6, it will be further proposed by the Management Board to the Supervisory Board of Aventis, that after May 14, 2002, Igor Landau would become Chairman of the Management Board and Horst Waesche would become Vice-Chairman of the Management Board. "Under the joint leadership of Igor Landau and Horst Waesche, the new team will build on the strong performance of Aventis Pharma. In particular, it will include Richard J. Markham, proposed as President and Chief Operating Officer, and Patrick Langlois, proposed as Senior Executive Vice President and Chief Financial Officer", said Jürgen Dormann, Chairman of the Management Board, and Jean-René Fourtou, Vice-Chairman of the Management Board of Aventis.

Following the Supervisory Board meeting on March 6, 2002, more details will be communicated in the afternoon.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Press Release

Your Contacts:

Europe

Arvind Sood
Tel: + 33 (0) 3-8899-1246
Fax: + 33 (0) 3-8899-1375
Arvind.Sood@aventis.com

Karl Mahler
Tel: + 33 (0) 3-8899-1424
Fax: + 33 (0) 3-8899-1375
Karl.Mahler@aventis.com

U.S.

Felix Lauscher
Tel: + 00 (1) 908-243-7867
Fax: + 00 (1) 908-243-7767
Felix.Lauscher@aventis.com

March 6, 2002

Jürgen Dormann to become Chairman of future Aventis Supervisory Board, Jean-René Fourtou to become Vice-Chairman

Igor Landau to become Chairman of the future Aventis Management Board, Horst Waesche to become Vice-Chairman

Strasbourg, France - At its meeting on March 6, 2002, the Supervisory Board of Aventis prepared the agenda for the next Annual General Meeting (AGM) on May 14, 2002, and decided on the resolutions to be proposed to the shareholders as follows:

Jürgen Dormann, currently Chairman of the Management Board of Aventis, and Jean-René Fourtou, currently Vice-Chairman of the Management Board of Aventis, will be proposed to be elected by the AGM as additional Members of the Supervisory Board. After this resolution has been accepted, the Supervisory Board of Aventis would elect in its meeting on May 14, 2002 - immediately following the AGM - Jürgen Dormann to become Chairman and Jean-René Fourtou to become Vice-Chairman of the Supervisory Board.

Marc Viénot, currently Chairman, and Martin Frühauf, currently Vice-Chairman of the Supervisory Board of Aventis will remain members of the Supervisory Board. "We believe that it is the right time to pass on responsibilities at the Supervisory Board," said Marc Viénot and Martin Frühauf in a joint statement. "In December 1998, the plans to create Aventis were announced for the first time – today we can say: Aventis is a success. Since then, the management and the employees have accomplished the integration process in an outstanding way. The expected synergies were realized, while Aventis focused on its core business pharmaceuticals, its key markets and growth products. This performance is also reflected in the value creation for the shareholders of Aventis."

"We welcome the transition of Jürgen Dormann and Jean-René Fourtou to the Supervisory Board as their experience will be a valuable contribution. The envisaged new management team with its international composition and extensive pharma background will - under the leadership of Igor Landau and Horst Waesche - continue to build Aventis as one of the fastest-growing pharmaceutical companies worldwide."

To further strengthen Corporate Governance, a Strategy Committee within the Supervisory Board would be installed alongside the two already existing Finance and Audit Committee and Nomination and Compensation Committee.

Proposed to the AGM are further resolutions covering regular agenda items to be published next week. One of those resolutions to be voted on by the Annual General Meeting in May will be the enlargement of the number of the members of the Aventis Board of Management from four currently to from two to up to seven members.

After this resolution concerning the number of members of the Aventis Board of Management has been accepted, the Supervisory Board of Aventis - in its meeting after the AGM on May 14, 2002 - will decide on the following proposals to become members of the Board of Management of Aventis:

- Igor Landau, currently member of the Management Board of Aventis, to become Chairman of the Management Board of Aventis.
- Horst Waesche, currently member of the Management Board of Aventis, to become Vice-Chairman of the Management Board.
- Richard J. Markham to become member of the Management Board, President and Chief Operating Officer.
- Patrick Langlois to become member of the Management Board, Senior Executive Vice President and Chief Financial Officer.
- Frank L. Douglas to become member of the Management Board and Executive Vice President for Drug Innovation and Approval.

- Dirk Oldenburg will become member of the Management Board, Executive Vice President and General Counsel.
- Thierry Soursac will become member of the Management Board and Executive Vice President for Commercial Operations.

René Pénisson will be a permanent guest at the future Management Board meetings as Executive Vice-President for Human Resources. He will report to the Vice-Chairman of Aventis.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Note to editors:
CV's of the Board members are available on the Internet at www.aventis.com/boardcvs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: March 6, 2002

By:

Name: Dr. Dirk Oldenburg

Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 · dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim